DRYCLEAN USA®

Clean Across America®

Received SEC

OCT 16 2009

Washington, DC 20549

Annual Report 2009

A Company Profile

The Company is composed of two operating divisions:

I. The Steiner-Atlantic Division

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers in the United States, the Caribbean and Latin America. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners and DRYCLEAN USA franchise stores.

Through its subsidiary, DRYCLEAN USA Development Corp., it develops new turn-key dry cleaning establishments for resale to third parties.

II. DRYCLEAN USA Franchise Division

DRYCLEAN USA is one of the largest and most respected, franchise and license operations in the dry cleaning industry, in the United States, the Caribbean and Latin America.


DRYCLEAN USA

Market for the Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the NYSE Amex under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

	High	Low
Fiscal 2009		
First Quarter	$1.00	$ .72
Second Quarter	1.10	.71
Third Quarter	.97	.70
Fourth Quarter	1.10	.85
Fiscal 2008		
First Quarter	$2.10	$1.50
Second Quarter	2.07	1.15
Third Quarter	1.74	.85
Fourth Quarter	1.37	.85

As of September 18, 2009, there were approximately 350 holders of record of the Company's Common Stock.

The only cash dividend declared by the Company's Board of Directors during the periods covered by this Report was a dividend of $.04 per share (an aggregate of $281,372) declared on September 25, 2007 to shareholders of record on October 12, 2007 and paid on November 1, 2007. The Company eliminated the payment of dividends thereafter.

The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2009 that were not registered under the Securities Act of 1933, as amended. The Company purchased 143 shares of its common stock from one stockholder during the third quarter of fiscal 2009 at a price of $.80 per share. The repurchase was not solicited and was not made pursuant to any publicly announced repurchase plan or program.

Contents

President's Letter



Michael S. Steiner
President &
Chief Executive Officer

The credit problems, which started in fiscal 2008, continued throughout fiscal 2009 reducing the ability of our customers to finance purchases of our laundry and dry cleaning equipment and boilers. While fiscal 2009 revenues reached a record high, in part due to our prior year end backlog, reduced margins and lower interest income affected earnings for the year.

Revenues for fiscal 2009 were $23,155,417, up by 2.0% over revenues of $22,703,143 in fiscal 2008. Foreign revenues again remained strong increasing by 18.7%. However, net earnings decreased by 12.5% to $526,863 or $.07 per diluted share for fiscal 2009 from $601,852 or $.09 per diluted share for fiscal 2008.

During the year, we kept a tight rein on selling, general and administrative expenses, reducing them by 7.1%. In addition, we terminated the operations of our Biz-Brokers International subsidiary, which did not contribute to fiscal 2009 revenues and only nominally to fiscal 2008 revenues. Our cash position increased substantially due, in addition to our cash profits, to a reduction in inventories, which is in line with current shipments and a reduction in accounts receivable, as we collected payments from the high level of shipments during June of fiscal 2008.

The Company continues to expand and concentrate its efforts on commercial and industrial laundry equipment sales, which increased by 28.0% in fiscal 2009 over fiscal 2008, offsetting a decline in dry cleaning equipment sales. In addition, we have added a new boiler product line to enhance our existing line of boiler products. This new line should contribute to fiscal 2010 sales of both equipment and spare parts.

Fiscal 2010 is expected to be a challenging year. If the credit crisis continues, it will have a greater effect on the operations of the Company than it had in fiscal 2009. While our backlog sustained our sales during fiscal 2009, the backlog is now down to a lower than normal level as new orders have trended lower than shipments. However, it is anticipated that the economy will improve during fiscal 2010 which we believe would release pent-up demand that awaits financing.

As always, we wish to acknowledge and thank not only our employees for their commitment, but also you, our shareholders for your continuing faith in our Company.

Michael S. Steiner
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations.

General
The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear in this Report.

Overview
Revenues for fiscal 2009 were $23,155,417, a record for the Company, and 2.0% higher than fiscal 2008, although net earnings decreased by 12.5%. The single most important factor causing this decrease was a reduction of $88,739 in interest income caused by the lower prevailing interest rates despite larger average outstanding cash balances. Operating income decreased by 1.7% as a result of lower gross profit margins partially offset by a reduction in selling, general and administration expenses and the absence of expenses resulting from the elimination of the Company's retail dry cleaning and coin laundry brokerage business. Foreign revenues continued strong increasing by 18.7% over fiscal 2008.

Both accounts receivable and inventories decreased substantially from the highs at the end of fiscal 2008. Heavy shipments during June 2008 were paid for and inventories amassed at fiscal 2008 year end were reduced to more normal levels through shipments during fiscal 2009. These reductions translated into a strong cash position at June 30, 2009.

Fiscal 2010 is expected to be a challenging year as the credit crisis, if it continues, is expected to have a greater affect on the operations of the Company than it had in fiscal 2009. While our backlog sustained Company sales during fiscal 2009, it is now down to a lower than normal level as new orders have trended lower than shipments. However, it is anticipated that the economy will improve during fiscal 2010 releasing pent-up demand that awaits financing. In addition, the Company has added a new boiler product line to enhance its existing line of products which is expected to contribute to 2010 sales.

Liquidity and Capital Resources
For the twelve month period ended June 30, 2009, cash increased by $1,571,218 compared to a decrease of $406,679 during fiscal 2008.

The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30, 2009	2008
Net cash provided (used) by:		
Operating activities	$1,597,048	$ (72,539)
Investing activities	(25,715)	(52,258)
Financing activities	(115)	(281,882)

For the twelve month period ended June 30, 2009, operating activities provided cash of $1,597,048 compared to $72,539 of cash used by operating activities in fiscal 2008.

The cash provided by operating activities in fiscal 2009 was primarily due to a decrease of $1,653,511 in accounts and trade notes receivable and a decrease of $811,952 in inventories. Heavy shipments during June 2008 caused year-end accounts and trade notes receivable to spike higher than normal, while at the same time inventories were increased to support a higher than normal backlog, which was shipped in fiscal 2009. Cash was also increased by the Company's net earnings of $526,863 and non-cash expenses for depreciation and amortization of $128,219, bad debt expense of $81,713 and an increase in inventory reserves of $77,212. A reserve was placed against cancelled merchandise to better reflect market value. These cash increases were partially offset by a decrease in accounts payable and accrued expense of $773,380 due to the reduced level of inventory buying and a decrease in customer deposits of $582,167 as new orders trended lower during the year. In addition, cash was used due to decreases of $93,601 in accrued employee expenses and $16,682 in income taxes payable, a non-cash benefit of $76,914 in deferred income taxes and increases in refundable income taxes of $51,220 and other current assets of $47,071. Cash was also used as a result of a decrease of $41,387 in unearned income associated with the amortization of the initial fee received by the Company from Whirlpool Corporation in January 2005, which fee was fully amortized at December 31, 2008.

The cash used by operating activities in fiscal 2008 was primarily due to an increase of $1,282,966 in accounts and trade notes receivable due to heavy shipments in the month of June 2008 and a $978,537 increase in inventories needed to support an increase in orders. These uses were substantially offset by cash provided by an increase of $1,064,366 in customer deposits and the Company's fiscal 2008 net earnings of $601,852, which included non-cash expenses for depreciation and amortization of $132,369 and bad debt expenses of $66,514 offset by a non-cash deferred income tax benefit of $49,075. Additional cash was provided by an increase of $410,741 in accounts payable due to the increased purchase of inventory and a decrease of $64,131 in refundable income taxes. Cash was also used as a result of an increase of $30,237 in other assets and a decrease of $82,775 in unearned income associated with the amortization of the initial fee received by the Company from Whirlpool Corporation.

Investing activities used cash of $25,715 and $52,258 for the years ended June 30, 2009 and 2008, respectively, mostly for capital expenditures of machinery and equipment and leasehold improvements.

Financing activities used cash of $115 in fiscal 2009 to purchase 143 shares of the Company's common stock. In fiscal 2008 investing activities used cash of $281,882, mostly to pay cash dividends which have since been discontinued.

On October 10, 2008, the Company received an extension until October 30, 2009 of its existing $2,250,000 revolving line of credit facility. The Company's obligations under the facility continue to be guaranteed by the Company's subsidiaries and collateralized by substantially all of the Company's and its subsidiaries' assets. The Company has had no borrowings under this facility since May 2003. The Company intends to renew, and believes the bank will agree to renew, this line for another year.

The Company believes that its present cash position, the cash it expects to generate from operations and, should it need cash not presently anticipated, cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing
The Company has no off-balance sheet financing arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

Results of Operations

	Year Ended June 30, 2009	2008	
Net sales	$ 22,853,821	$ 22,052,056	+3.6%
Development fees, franchise and license fees, commissions and other	301,596	653,087	-53.8%
Total revenues	$ 23,155,417	$ 22,705,143	+2.0%

Revenues for the year ended June 30, 2009 were a record, increasing by $450,274 (2.0%) from fiscal 2008. The increase was in the commercial and industrial laundry and dry cleaning segment, which increased by $572,109 (2.6%), primarily due to strong foreign sales which increased by 21.0%. Revenues of the Company's license and franchise segment decreased by $121,835 (43.1%) as royalties and new franchises declined due to the recessionary economy. License revenues contributed less than 1% of the Company's revenues for fiscal 2009. For the year ended June 30, 2009, sales of commercial laundry equipment increased by 28.0%; however, this increase was partially offset by decreases of 61.9% in dry cleaning equipment sales, 51.3% in boiler sales and 3.4% in spare parts sales. Revenues of the Company's Development division, which is included in the commercial laundry and dry cleaning segment contributed less than 1% of the Company's revenues.

Overall expenses of the Company as a percentage of total revenues were approximately the same in fiscal 2009 and 2008, as increased cost of goods sold were virtually offset by reduced selling, general and administrative expenses.

	Year Ended June 30, 2009	2008
As a percentage of net sales:		
Cost of sales	78.1%	77.2%
As a percentage of revenues:		
Selling, general and administrative expenses	19.6%	21.5%
Total expenses	96.6%	96.5%

Cost of goods sold, expressed as a percentage of sales, increased to 78.1% in fiscal 2009 compared to 77.2% in fiscal 2008. The increase in costs was mostly due to lower margins on large contracts and the mix of products sold as higher margin dry cleaning equipment sales have decreased while lower margin sales of laundry equipment have increased.

Selling, general and administrative expenses decreased by $347,559 (7.1%) in fiscal 2009 from fiscal 2008, and as a percentage of revenues decreased to 19.6% in fiscal 2009 from 21.5% in fiscal 2008. The reductions were primarily due to the termination of the Company's retail dry cleaning and coin laundry brokerage business and a reduction in payroll expenses due to a reduced staff. The decrease in this category of expenses, as a percentage of revenue, was achieved by the effect of both the reduction of these costs and the increased sales.

Interest income decreased by $88,739 (54.3%) in fiscal 2009 from fiscal 2008 as a result of lower prevailing interest rates despite higher average outstanding bank balances.

The Company's effective income tax rate increased to 38.2% in fiscal 2009 from 37.0% in fiscal 2008 primarily due to the elimination of the foreign tax exclusion benefit.

Inflation
Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties
The Company leases 27,000 square feet of warehouse and office space from Sheila Steiner, who, together with her husband, William K. Steiner, Chairman of the Board of Directors and a director of the Company, are the trustees of a trust which is a principal shareholder of the Company. The lease is for a three-year period beginning November 1, 2005, with annual increases of 3% over the rent in the prior year commencing November 1, 2006. The Company is to bear the costs of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The lease contains two three-year renewal options in favor of the Company. The Company exercised its first renewal option to extend this lease until October 31, 2011. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In fiscal 2009 and 2008, the Company paid a law firm, in which a director is of counsel, approximately $51,100 and $59,100, respectively, for legal services performed.

Critical Accounting Policies
Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Use of Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Accounts and Notes Receivable
Equipment and replacement parts are generally shipped FOB from the Company's warehouse or drop shipped FOB factory at which time risk of loss and title passes to the purchaser and the sale is recorded. Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing royalties. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectibility is reasonably assured. Continuing royalties represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dry clean and laundry plants. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2009 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets
The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

Significant judgment is required in developing the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. Management evaluates its ability to realize its deferred tax assets on a quarterly basis and adjusts its valuation allowance when it believes that it is more likely that the asset will not be realized.

Effective July 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The adoption of FIN48 did not result in any adjustment to the Company's provision for income taxes.

New Accounting Pronouncements
In September 2006, the FASB Issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and provides for additional fair value disclosures. In February 2008, the FASB issued FASB Staff Positions (FSP) SFAS No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions," and FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157." FSP SFAS 157-1 removes leasing transactions from the scope of SFAS No. 157, while SFAS No. 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities which is effective for fiscal years beginning after November 15, 2007, or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company does not believe SFAS 157 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB No. 115," which permits, at specified election dates, all entities to choose to measure eligible items at fair value. A business entity is to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected is to be recognized in earnings as incurred and not deferred. SFAS 159 became effective as to the Company for its current fiscal year, beginning July 1, 2008. FSAS 159 has not had a material effect on the Company's consolidated financial statements.

In December 2007, the SEC published Staff Accounting Bulletin ("SAB") No. 110, which amends SAB No. 107, to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of so-called "plain vanilla" stock options accounted for under SFAS 123(R) beyond December 31, 2007. Companies can use the simplified method if they conclude that their stock option exercise experience does not provide a reasonable basis upon which to estimate expected term. The Company has concluded that its stock option exercise experience provides a reasonable basis upon which to estimate expected term, and therefore, has refined its method to calculate estimates of the expected term of stock options.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States of America for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411," "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Any effect of applying the provisions of SFAS No. 162 is to be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." The adoption of SFAS No 162 has not had a material effect on the Company's consolidated financial statements.

On July 1, 2009, the Financial Accounting Standard Board ("FASB") issued SFAS No. 168, "The FASB Accounting Standards Codification ™ (Codification) and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162", which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently evaluating the impact of SFAS No. 168 on the Company's financial statements.

In April 2009, the FASB issued FASB Staff Position ("FSP") FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments ("FAS 107-1 and APB 28-1"), which amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and APB opinion No. 28, "Interim Financial Reporting," to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. FSP FAS 107-1 and ABP 28-1 is effective for interim reporting periods ending after June 15, 2009, which for the Company is the first quarter of fiscal 2010. The Company is assessing the effect, if any, that FSP FAS 107-1 and ABP 28-1 may have on its consolidated financial statements.

Consolidated Balance Sheets

June 30,	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 5,460,954	$ 3,889,736
Accounts and trade notes receivable, net of allowance for doubtful accounts of $215,000 and $155,000, respectively	936,214	2,671,438
Inventories, net	3,002,428	3,891,592
Deferred income taxes	173,354	124,880
Refundable income taxes	51,220	-
Other current assets	175,661	128,590
Total current assets	9,799,831	10,706,236
Equipment and improvements, net	213,153	245,086
Franchise license, trademarks and other intangible assets, net	112,918	183,489
Deferred income taxes	61,115	32,675
Total assets	$ 10,187,017	$ 11,167,486
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 713,661	$ 1,487,041
Accrued employee expenses	506,710	600,311
Income taxes payable	-	16,682
Unearned income	-	41,387
Customer deposits	1,847,822	2,429,989
Total current liabilities	3,068,193	4,575,410
Total liabilities	3,068,193	4,575,410
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, $1.00 par value:		
Authorized shares – 200,000; none issued and outstanding	-	-
Common stock, $0.025 par value:		
Authorized shares – 15,000,000; 7,065,500, shares issued, including shares held in treasury	176,638	176,638
Additional paid-in capital	2,095,069	2,095,069
Retained earnings	4,851,055	4,324,192
Treasury stock, 31,768 and 31,625 shares, respectively, at cost	(3,938)	(3,823)
Total shareholders' equity	7,118,824	6,592,076
Total liabilities and shareholders' equity	$ 10,187,017	$ 11,167,486

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended June 30,	2009	2008
Revenues:		
Net sales	$22,853,821	$ 22,052,056
Development fees, franchise and license fees, commissions and other	301,596	653,087
Total	23,155,417	22,705,143
Cost of sales, net	17,837,562	17,023,783
Selling, general and administrative expenses	4,539,926	4,887,485
Research and development expenses	-	2,640
Total	22,377,488	21,913,908
Operating income	777,929	791,235
Other income and expense		
Interest income	74,617	163,356
Earnings before income taxes	852,546	954,591
Provision for income taxes	325,683	352,739
Net earnings	$ 526,863	$ 601,852
Net earnings per share		
Basic	$ .07	$ .09
Diluted	$ .07	$ .09
Weighted average number of shares of common stock outstanding:		
Basic	7,033,804	7,034,258
Diluted	7,033,804	7,036,727

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Cost	Retained Earnings	Total
Balance at June 30, 2007	7,065,500	$ 176,638	$ 2,095,069	31,193	$ (3,313)	$ 4,003,712	$ 6,272,106
Purchase of treasury stock	-	-	-	432	(510)	-	(510)
Dividends paid	-	-	-	-	-	(281,372)	(281,372)
Net earnings	-	-	-	-	-	601,852	601,852
Balance at June 30, 2008	7,065,500	176,638	2,095,069	31,625	(3,823)	4,324,192	6,592,076
Purchase of treasury stock	-	-	-	143	(115)	-	(115)
Net earnings	-	-	-	-	-	526,863	526,863
Balance at June 30, 2009	7,065,500	$ 176,638	$ 2,095,069	31,768	$ (3,938)	$ 4,851,055	$ 7,118,824

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30,	2009	2008
Operating activities:		
Net income	$ 526,863	$ 601,852
Adjustments to reconcile net income to net cash and cash equivalents provided (used) by operating activities:		
Depreciation and amortization	128,219	132,369
Bad debt expense	81,713	66,514
Inventory reserve	77,212	(531)
Benefit for deferred income taxes	(76,914)	(49,075)
(Increase) decrease in operating assets:		
Accounts and trade notes receivables	1,653,511	(1,282,966)
Inventories	811,952	(978,537)
Refundable income taxes	(51,220)	64,131
Other current assets	(47,071)	(30,237)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(773,380)	410,741
Accrued employee expenses	(93,601)	(5,073)
Unearned income	(41,387)	(82,775)
Customer deposits	(582,167)	1,064,366
Income taxes payable	(16,682)	16,682
Net cash provided (used) by operating activities	1,597,048	(72,539)
Investing activities:		
Capital expenditures	(25,715)	(52,258)
Net cash used by investing activities	(25,715)	(52,258)
Financing activities:		
Dividends paid	–	(281,372)
Purchase of treasury stock	(115)	(510)
Net cash used in financing activities	(115)	(281,882)
Net increase (decrease) in cash and cash equivalents	1,571,218	(406,679)
Cash and cash equivalents at beginning of year	3,889,736	4,296,415
Cash and cash equivalents at end of year	$ 5,460,954	$ 3,889,736
Supplemental Information:		
Cash paid for income taxes	$ 470,500	$ 321,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts. The Company also sells individual and area franchises under the DRYCLEAN USA name and develops new turn-key dry cleaning establishments for resale to third parties.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Products are generally shipped FOB origin and revenues are recorded as they are shipped. Shipping, delivery and handling fee income of approximately $948,000 and $1,099,000 for the years ended June 30, 2009 and 2008, respectively, are included in revenues in the consolidated financial statements. Shipping, delivery and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include license fees and provide for the payment of initial fees for the granting of the franchise. Royalty fees are generated for the use of the name DRYCLEAN USA®. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned. Royalty fees recognized in fiscal 2009 and 2008 were approximately $160,000 and $215,000, respectively.

Customer deposits represent primarily amounts received from customers for future delivery of equipment or services. In January 2005, the Company signed an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. Whirlpool Corporation paid to the Company $350,000, including $331,100 as a one time up front fee for the exclusive license, and was to pay royalties during the three year period following the introduction of Whirlpool Corporation manufactured products using the licensed technology. Whirlpool Corporation has not paid any royalties to the Company. Whirlpool Corporation retains a non-exclusive license and the Company is free to license its technology to other manufacturers. The unearned fee income of $331,100 for the exclusive license was amortized over 48 months, the life of the contract. Accordingly, at June 30, 2009, the entire fee was fully amortized.

Accounts and Trade Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dry cleaning and laundry plants. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, as of June 30, 2009, management increased the Company's allowance for doubtful accounts to $215,000, an increase of $60,000 over 2008. However, actual write-offs might vary from the recorded allowance.

Inventories

Inventories consist principally of equipment and spare parts. Equipment is valued at the lower of cost, determined on the specific identification method, or market. Spare parts are valued at the lower of average cost or market.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the lesser of ten years or the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes. Repairs and maintenance costs are expensed as incurred.

Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patent's useful life or legal life from the date the patent is granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by

Notes to Consolidated Financial Statements

which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

The Company's 2000 Stock Option Plan is the Company's only stock-based compensation plan. The 2000 Stock Option Plan authorizes the grant (until May 15, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. No options were outstanding under the 2000 Stock Option Plan on June 30, 2009 or 2008. The Company's 1994 Non-Employee Director Stock Option Plan terminated as to future grants on August 23, 2004 and no options were outstanding on June 30, 2009, but options to purchase 20,000 shares were outstanding at June 30, 2008.

Under the modified prospective approach, SFAS 123(R) applies to new grants and to grants that were outstanding on December 31, 2005 to the extent not yet vested. Since no new options were granted since December 31, 2005 and all outstanding options were fully vested at December 31, 2005, no compensation cost for share-based payments was recognized under SFAS 123(R) during the years ended June 30, 2009 and 2008.

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations. See Note 11.

Advertising Costs

The Company expenses the cost of advertising as of the first date an advertisement is run. The Company expensed approximately $93,000 and $96,000 of advertising costs for the years ended June 30, 2009 and 2008, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts and trade notes receivable, accounts payable and accrued expenses. Due to their relatively short-term nature or variable rates, the carrying amounts of those financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Customer Deposits

Customer deposits represent advances paid by certain customers when placing orders for equipment with the Company. These deposits are generally non-refundable.

Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

Significant judgment is required in developing the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. Management evaluates its ability to realize its deferred tax assets on a quarterly basis and adjusts its valuation allowance when it believes that it is more likely than not that the asset will not be realized.

Effective July 1, 2007, the Company adopted the provisions of the FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") to clarify the requirements of SFAS No. 109, "Accounting for Income Taxes", relating to the recognition of tax benefits. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The adoption of FIN 48 did not result in any adjustment to the Company's provision for income taxes.

Subsequent Event

We evaluated the effects of all subsequent events from the end of the year ended June 30, 2009 through September 25,

Notes to Consolidated Financial Statements

2009, the date the financials were available to be issued. During this period no material subsequent events have occurred.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and provides for additional fair value disclosures. In February 2008, the FASB issued FASB Staff Positions ("FSP") SFAS No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions," and FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157." FSP SFAS 157-1 removes leasing transactions from the scope of SFAS No. 157, while SFAS No. 157-2 deferred the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It did not defer recognition and disclosure requirements for financial assets and financial liabilities which was effective for fiscal years beginning after November 15, 2007, or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS 157 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB No. 115," which permits, at specified election dates, all entities to choose to measure eligible items at fair value. A business entity is to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected is to be recognized in earnings as incurred and not deferred. SFAS 159 became effective as to the Company for its current fiscal year, beginning July 1, 2008. FSAS 159 has not had a material effect on the Company's consolidated financial statements.

In December 2007, the SEC published Staff Accounting Bulletin ("SAB") No. 110, which amends SAB No. 107, to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of so-called "plain vanilla" stock options accounted for under SFAS 123(R) beyond December 31, 2007. Companies can use the simplified method if they conclude that their stock option exercise experience does not provide a reasonable basis upon which to estimate expected term. The Company has concluded that its stock option exercise experience provides a reasonable basis upon which to estimate expected term, and therefore, has refined its method to calculate estimates of the expected term of stock options.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States of America for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411," "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Any effect of applying the provisions of SFAS No. 162 is to be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." The adoption of SFAS No 162 has not had a material effect on the Company's consolidated financial statements.

On July 1, 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification ™ (Codification) and the Hierarchy of Generally Accepted Accounting Principles– a replacement of FASB Statement No. 162" ("SFAS 168"), which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently evaluating the impact of SFAS 168 on the Company's financial statements.

In April 2009, the FASB issued SFP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments ("FAS 107-1 and APB 28-1"), which amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and APB opinion No. 28, "Interim Financial Reporting," to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. FSP FAS 107-1 and ABP 28-1 is effective for interim reporting periods ending after June 15, 2009, which for the Company is the first quarter of fiscal 2010. The Company is assessing the effect, if any, that FSP FAS 107-1 and ABP 28-1 may have on its consolidated financial statements.

2. Inventories

Inventories are comprised of:

June 30,	**2009**	2008
Equipment	**$ 2,258,494**	$ 3,110,332
Parts	**864,528**	824,642
	3,123,022	3,934,974
Less reserve	**(120,594)**	(43,382)
	$ 3,002,428	$ 3,891,592

The Company has established reserves of $120,594 and $43,382 for the years ended June 30, 2009 and 2008, respectively, against slow moving inventory. There were no inventory write-offs in fiscal 2009; however, for the year ended

Notes to Consolidated Financial Statements

June 30, 2008 the Company wrote-off approximately $43,000 in slow moving inventory.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	2009	2008
Furniture and equipment	$ 474,548	$ 506,445
Leasehold improvements	355,483	355,483
	830,031	861,928
Less accumulated depreciation and amortization	(616,878)	(616,842)
	$ 213,153	$ 245,086

Depreciation and amortization of equipment and improvements amounted to $57,096 and $58,771 for the years ended June 30, 2009 and 2008, respectively.

4. Intangible Assets

Franchise license, trademarks and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	June 30, 2009	June 30, 2008
Franchise license agreements	10	$ 529,500	$ 529,500
Trademarks, patents and tradenames	10-15	227,629	227,126
		757,129	756,626
Less accumulated amortization		(644,211)	(573,137)
		$ 112,918	$ 183,489

Amortization expense amounted to $71,123 in fiscal 2009 and $73,598 in fiscal 2008.

5. Income Taxes

The following are the components of income taxes (benefit):

Years ended June 30,	2009	2008
Current		
Federal	$ 343,753	$ 343,085
State	58,844	58,729
	402,597	401,814
Deferred		
Federal	(65,672)	(41,902)
State	(11,242)	(7,173)
	(76,914)	(49,075)
	$ 325,683	$ 352,739

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to the provision for income taxes is as follows:

Years ended June 30,	2009	2008
Tax at the statutory rate	$ 289,866	$ 324,561
State income taxes, net of federal benefit	30,947	34,652
Other	4,870	(6,474)
	$ 325,683	$ 352,739
Effective tax rate	38.2%	37.0%

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30,	2009	2008
Current deferred tax asset:		
Allowance for doubtful accounts	$ 80,905	$ 58,327
Inventory capitalization	47,069	64,889
Other	45,380	1,664
	173,354	124,880
Noncurrent deferred tax asset (liability):		
Equipment and improvements	(8,598)	(27,067)
Franchise, trademarks and other intangible assets	69,713	59,742
	61,115	32,675
Total net deferred income tax asset	$ 234,469	$ 157,555

Consistent with the provisions of SFAS No. 109, "Accounting for Income Taxes," the Company regularly estimates its ability to recover deferred tax assets, and establishes a valuation allowance against deferred tax assets that is determined to be "more-likely-than not" recoverable. This evaluation considers several factors, including an estimate of the likelihood of generating sufficient taxable income in future periods over which temporary differences reverse, the expected reversal of deferred tax liabilities, past and projected taxable income and available tax planning strategies. As of June 30, 2009, management believes that it is more-likely-than not that the results of future operations will generate sufficient taxable income to realize the net amount of our deferred tax assets over the periods during which temporary differences reverse.

Effective July 1, 2007, the Company adopted the provisions of the FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" to clarify the requirements of SFAS No. 109, "Accounting for Income Taxes" ("FIN 48"), relating to the recognition of tax benefits. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when

Notes to Consolidated Financial Statements

evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The adoption of FIN 48 did not result in any adjustment to the Company's provision for income taxes.

6. Credit Agreement and Term Loan

The Company is a party to a bank loan agreement which provides the Company with a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2009. At June 30, 2009 and 2008, there were no outstanding borrowings, letters of credit or foreign exchange contracts outstanding under the line of credit. The loan agreement requires maintenance of certain debt service coverage and leverage ratios and contains other restrictive covenants, including limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments. The Company was in compliance with these covenants at June 30, 2009 and 2008.

7. Related Party Transactions

The Company leases warehouse and office space under an operating lease from Sheila Steiner, who, together with her husband, William K. Steiner, Chairman of the Board of Directors and a director of the Company, are trustees of a trust which is a principal shareholder of the Company. Annual rental expense under this lease was approximately $102,300 in fiscal 2009 and $99,300 in fiscal 2008.

The lease provides for a three-year term that commenced on November 1, 2005, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company bears the cost of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The lease contains two three-year renewal options in favor of the Company, the first of which was exercised effective November 2, 2008. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

The Company paid a law firm, in which a director is of counsel, approximately $51,100 and $59,100 in fiscal 2009 and 2008, respectively, for legal services performed.

8. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents in bank accounts and money market funds at a large bank and a large brokerage firm. At times, the bank deposits may exceed Federal Deposit Insurance Corporation (FDIC) and the brokerage account may exceed Securities Investor Protection Corporation (SIPC) limits. In addition to SIPC protection, the broker also maintains excess SIPC insurance with Lloyd's of London. Concentrations of credit risk with respect to trade receivables are limited due to a large customer base. Also, based on the Company's credit evaluation, trade receivables are often collateralized by the equipment sold.

9. Commitments

In addition to the warehouse and office space leased from the wife of an officer and director who, together, are trustees of a trust which is a principal shareholder of the Company (see Note 7), the Company leases two additional office and warehouse facilities from unrelated third parties under operating leases expiring in March 2010 and December 2011, respectively. Minimum future rental commitments for these leases approximates the following:

Years ending June 30,	
2010	$ 174,100
2011	148,900
2012	57,100
2013	-
2014	-
Total	$ 380,100

Dryclean USA Development Corp, a subsidiary of the Company, is a party to a lease for future dry cleaning stores, that has an annual base rent of $47,790 for a term of five years. The Company anticipates assigning this lease to a dry cleaning franchisee or another customer. Minimum future rental commitments for this lease approximates the following:

Years ending June 30,	
2010	$ 47,800
2011	49,200
2012	50,700
2013	52,200
2014	53,800
Total	$ 253,700

Rent expense under all leases aggregated $192,172 and $186,176 for the years ended June 30, 2009 and 2008, respectively.

As of June 30, 2009, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

10. Retirement Plan

The Company has a participatory deferred compensation plan under which it matches employee contributions up to 2% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after one year of service. The Company contributed approximately $17,200 and $21,300 to the Plan during fiscal 2009 and fiscal 2008, respectively. The plan is qualified under Section 401(k) of the Internal Revenue Code.

Notes to Consolidated Financial Statements

11. Earnings Per Share

The following reconciles the components of the earnings per share computation:

Year ended June 30, 2009

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings	$ 526,863	7,033,804	$ .07
Effect of dilutive securities:			
Stock options	-	-	-
	$ 526,863	7,033,804	$ .07

Year ended June 30, 2008

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings	$ 601,852	7,034,258	$ .09
Effect of dilutive securities:			
Stock options	-	2,469	-
	$ 601,852	7,036,727	$ .09

There were no options excluded in the computation of earnings per share in fiscal 2009. As of June 30, 2008, there were outstanding options to purchase 10,000 shares of the Company's common stock which were excluded from the computations of earnings per share because the exercise price of the options was at least the average market price of the Company's common stock for the period.

12. Dividends

The only cash dividend declared by the Company's during the two years ended June 30, 2009 was a dividend of $.04 per share (an aggregate of $281,372) declared on September 25, 2007 to shareholders of record on October 12, 2007 and paid on November 1, 2007. The Company eliminated the payment of dividends thereafter.

13. Stock Options

The Company's 2000 Stock Option Plan authorizes the grant (until May 15, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. The Company also had a 1994 Non-Employee Director Stock Option Plan which terminated on May 6, 2009, when the last remaining option under this plan expired unexercised.

Pursuant to the Company's 2000 Stock Option Plan, the Company may grant incentive stock options and nonqualified stock options at an exercise price of at least 100% of the market value of the Company's common stock on the date of grant, that may have a maximum term of 10 years and are not transferable. However, incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the Company's common stock on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the 2000 Stock Option Plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000.

Generally, options terminate three months following termination of service, except generally one year in the case of termination of service by reason of death or disability. Options granted under the plan also terminate upon a merger in which the Company is not the surviving corporation or in which shareholders before the merger cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless another provision is made by the board of directors. No options were granted under the 2000 Stock Option Plan in fiscal 2009 or fiscal 2008 and no options were outstanding under that plan at either June 30, 2009 or 2008.

A summary of options under the 1994 Non-Employee Director Stock Option Plan as of June 30, 2009 and 2008 and changes during the years then ended is presented below:

Year Ended June 30, 2009	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$ 1.45
Granted	-	-
Exercised	-	-
Expired	20,000	-
Outstanding at end of year	-	-
Options exercisable at year-end	-	-
Options available for future grant at year-end	500,000	

Year Ended June 30, 2008	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$ 1.45
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding at end of year	20,000	$ 1.45
Options exercisable at year-end	20,000	$ 1.45

The following table summarizes information about outstanding stock options at June 30, 2008 (both of which were issued under the 1994 Non-Employee Stock Option Plan):

Exercise Prices	Number Outstanding at 6/30/08	Remaining Contractual Life	Exercise Prices	Number Exercisable at 6/30/08	Exercise Price
$ .91	10,000	.3 years	$ .91	10,000	$ .91
$ 2.00	10,000	.9 years	$ 2.00	10,000	$2.00

14. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., a wholly-owned subsidiary of the Company, and DRYCLEAN USA Development Corp., a wholly-owned indirect subsidiary of the Company, comprise

Notes to Consolidated Financial Statements

the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. sells commercial and industrial laundry and dry cleaning equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. DRYCLEAN USA Development Corp. enters into leases for resale to third parties for future dry cleaning stores.

DRYCLEAN USA License Corp., a wholly-owned subsidiary of the Company, comprises the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Financial information for the Company's business segments is as follows:

Year ended June 30,	2009	2008
Revenues:		
Commercial and industrial laundry and dry cleaning equipment	$22,994,828	$22,422,719
License and franchise operations	160,589	282,424
Total revenues	$23,155,417	$22,705,143
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment	$ 1,070,424	$ 937,533
License and franchise operations	20,525	161,977
Corporate	(313,020)	(308,275)
Total operating income	$ 777,929	$ 791,235
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment	$ 9,497,789	$10,509,519
License and franchise operations	401,473	495,648
Corporate	287,755	162,319
Total assets	$10,187,017	$11,167,486

For the years ended June 30, 2009 and 2008, export revenues, principally to the Caribbean and Latin America, aggregated approximately $5,160,000 and $4,347,000, respectively, of which approximately $5,038,000 and $4,161,000, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

No customer accounted for more than 10% of the Company's revenues in either fiscal 2009 or 2008.

Report Of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of DRYCLEAN USA, Inc. and Subsidiaries: Miami, Florida

We have audited the accompanying consolidated balance sheets of DRYCLEAN USA, Inc. and Subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and Subsidiaries as of June 30, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mallah Furman

Fort Lauderdale, Florida
September 15, 2009

Corporate Information
Directors

William K. Steiner
Chairman of the Board of Directors

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Troutman Sanders, LLP

Stuart Wagner
Consultant

David Blyer
Consultant

Alan M. Grunspan
Carlton Fields, PA

Officers

William K. Steiner
Chairman

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Secretary

Alan M. Grunspan
Assistant Secretary

Independent Registered Public Accounting Firm

Mallah Furman
Fort Lauderdale, FL

Registrar & Transfer Agent

Registrar & Transfer Co.
Cranford, NJ

General Counsel

Troutman Sanders, LLP
New York, NY

Forward Looking Statements

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Green Jet® dry-wetcleaning™ machine and Multi-Jet™ dry cleaning machine; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2009, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.

DRYCLEAN USA, Inc.
290 N.E. 68th Street • Miami, FL 33138 • (305) 754-4551
www.drycleanusa.com